SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the

Quarter Ended March 31, 2013 and

Report on Review of

Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Interim Financial Information

March 31, 2013

 (In thousands of Brazilian Reais)

Contents

Management Report	01
Independent Auditor’s Report	09

Capital	11

Individual Interim Financial Information for the Period Ended March 31, 2013

Balance Sheets	12
Statements of Profit or Loss	14
Statements of Comprehensive Income	15
Statements of Cash Flows	16
Statements of Changes in Equity	17
Statements of Value Added	19

Consolidated Interim Financial Information for the Period Ended March 31, 2013

Balance Sheets	20
Statements of Profit or Loss	22
Statements of Comprehensive Income	23
Statements of Cash Flows	24
Statements of Changes in Equity	25
Statements of Value Added	27

Notes to the Individual and Consolidated Interim Financial Information	28

MESSAGE FROM MANAGEMENT

In 1Q13, the Company recorded operating result (EBIT) of R$101.2 million, accompanied by a margin of 4.9%, an increase of 4.6 percentage points in relation to 1Q12. This upturn was achieved despite a scenario of pressure on operating expenses when compared to the same period last year, represented by the 14% increase in fuel prices (a record high in a quarter), the 12% depreciation of the real against the dollar, and the more than 10% upturn in airport and connection fees.

This performance reflects GOL’s efficiency in adjusting its structure to the Brazilian market’s new cost level. Its focus on the domestic supply rationalization strategy, combined with the adjustment to its costs structure, played an essential role in recovering positive operating margins in this period. In 1Q13, the Company reduced seat supply in the domestic market by 15.7% and achieved a growth of 12.4% in net revenue per available seat-kilometer (PRASK) in relation to 1Q12.

The measures taken in 2012 aimed at reducing costs maintained operating cost per available seat-kilometer excluding fuel costs (CASK ex-fuel) at the same level of the previous year. This reduction took place despite a scenario of reduction in supply. The Company closed the quarter with CASK ex-fuel at R$8.71.

At the close of the first quarter, GOL maintained its solid cash position, with total cash (which includes cash, cash equivalents, financial investments, and short and long-term restricted cash) representing around 20% of LTM revenue, or R$1.6 billion. Furthermore, in February 2013, the Company priced an issue of Senior Notes abroad at US$200 million, and in April 2013 Smiles S.A, a Company subsidiary, announced an anticipated mileage sales to banks totaling around R$400 million.

Also in 1Q13, the Board of Directors of GOL approved the initial public offering (IPO) of Smiles S.A.. On May 10, Smiles S.A. established the offering’s price at approximately R$1.1 billion, representing the conclusion of an important stage to strenghten the Company’s strategy. The proceeds were used for the advance purchase of tickets of VRG, a Company subsidiary. The result of this operation shows the capital market’s confidence in the potential for growth of the loyalty program industry in the coming years, as well as reiterates GOL’s commitment to maintaining its strong liquidity.

Due to the 1Q13 results, GOL’s leverage ratio (gross debt/EBITDAR) declined by approximately 25% in relation to 4Q12, thus beginning the gradual process of reduction in leverage. The driver for this recovery will be the recomposition of EBITDAR in 2013, which reached R$367 million in 1Q13, above the R$258 million recorded in the entire year of 2012.

In the first quarter, GOL continued to focus on operational efficiency and, once again, was the most punctual airline in the Brazilian market. In 1Q13, 95% of the Company’s flights departed on time (93% in 1Q12). In addition, the share of remote check-in use reached around 60% in March 2013.

In line with its focus on operational efficiency, GOL expanded the fast travel concept into the major Brazilian airports and implemented a new route network, bringing more benefits to passengers. Additionaly, on May 2013, GOL announced the expansion of its codeshare agreement with Delta, maximizing the connectivity between the airlines and in the Brazil – United States corridor. By the end of August, all destinations operated by Delta in Brazil will be integrated into GOL’s route network and available at the Company’s sales channels. The Brasília – Atlanta stretch is already available for purchase, with its first flight scheduled for May 20.

Represented by the Brazilian Airline Association (ABEAR), the civil aviation industry has made important advancements. On April 10, the federal government announced a reduction in the ICMS tax ratio from 25% to 12% for operations within the state. This is another step towards a better economic and regulatory framework in the Brazilian civil aviation industry.

GOL appreciate the efforts and motivation of our employees (the “Team of Eagles”), and we thank them for their commitment in this challenging period for the civil aviation industry.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Aviation Market: Industry

Operating Data	1Q13	1Q12%		4Q12%
Total System
ASK (mm)	38,249	39,251	-2.6%	37,922	0.9%
RPK (mm)	28,342	28,172	0.6%	28,621	-1.0%
Load Factor	74.1%	71.8%	+2.3p.p	75.5%	-1.4p.p
Domestic Market
ASK (mm)	28,596	31,045	-7.9%	29,043	-1.5%
RPK (mm)	21,283	21,562	-1.3%	22,038	-3.4%
Load Factor	74.4%	69.5%	+5.0p.p	75.9%	-1.5p.p
International Market
ASK (mm)	9,653	8,206	17.6%	8,879	8.7%
RPK (mm)	7,058	6,611	6.8%	6,583	7.2%
Load Factor	73.1%	80.6%	-7.4p.p	74.1%	-1.0p.p

National Civil Aviation Agency (ANAC) figures;

In the first quarter of 2013, Domestic aviation industry supply and demand fell by 7.9% and 1.3%, respectively, in relation to 1Q12. Due to the reduction in supply, the load factor climbed by 5.0 p.p. in the period.

As the graph below shows, the reduction in supply is becoming more accentuated, depicting a new moment for the Brazilian civil industry. The fall is a response to the new costs levels, and to the sluggish economic growth.

Aviation Market: GOL

Operating Data	1Q13	1Q12%		4Q12%
Total System
ASK (mm)	12,329	13,990	-11.9%	12,354	-0.2%
RPK (mm)	8,292	9,504	-12.8%	8,612	-3.7%
Load Factor	67.3%	67.9%	-0.6p.p	69.7%	-2.4p.p
Domestic Market
ASK (mm)	10,897	12,922	-15.7%	11,258	-3.2%
RPK (mm)	7,415	8,780	-15.5%	7,961	-6.9%
Load Factor	68.1%	68.0%	+0.1p.p	70.7%	-2.7p.p
International Market
ASK (mm)	1,432	1,068	34.0%	1,096	30.6%
RPK (mm)	877	724	21.1%	652	34.5%
Load Factor	61.2%	67.7%	-6.5p.p	59.4%	+1.8p.p

ANAC data; Consolidates GOL+Webjet data for 1Q12 and 4Q12.

Domestic Market

In 1Q13, supply on GOL’s domestic route network fell by 15.7% over 1Q12, chiefly due to the discontinuation of Boeing 737-300 related to the shutting down of Webjet’s operating activities at the end of 2012.

Domestic demand dropped by 15.5%, due to the above-mentioned reduction in supply. The domestic load factor remained flat, standing at 68.1% in 1Q13 (68.0% in 1Q12).

International Market

In 1Q13, international supply grew by 34.0% year-over-year, chiefly due to the new daily flights to Santo Domingo, Miami and Orlando, which began in December 2012.

International demand moved up by 21.1%, also due to the creation of new international routes.

Load Factor

As a result of the above, the total load factor came to 67.3% in 1Q13, a slight drop of 0.6 p.p. (67.9% in 1Q12).

The graph below shows the evolution of the Company’s strategy to maximize net revenue per available seat-kilometer (PRASK) since its adoption in March 2012.

The annual increase of 12.4% and 9.1% in PRASK and RASK, respectively, in 1Q13 were chiefly a reflection of the 13.5% upturn in yield, combined with the stability of the load factor between the periods.

Key Operating Indicators

Operacional and Financial Data	1Q13	1Q12	Chg.%	4Q12	Chg.%
RPK Total (mm)	8,292	9,504	-12.8%	8,612	-3.7%
ASK Total (mm)	12,329	13,990	-11.9%	12,354	-0.2%
Total Load Factor	67.3%	67.9%	-0.7p.p	69.7%	-2.5p.p
Break-Even Load Factor (BELF)	64.0%	67.7%	-3.7p.p	81.5%	-17.5p.p
Revenue Passengers - Pax on board ('000)	8,571	9,904	-13.5%	9,312	-8.0%
Aircraft Utilization (Block Hours/Day)	11.7	12.6	-7.1%	11.8	-0.5%
Departures	78,232	93,383	-16.2%	81,557	-4.1%
Average Stage Length (km)	905	888	1.9%	885	2.3%
Average Number of Operating Aircraft	122	138	-11.2%	125	-2.2%
Fuel consumption (mm liters)	374	446	-16.0%	390	-3.9%
Full-time equivalent employees at period end	16,470	20,548	-19.8%	17,676	-6.8%
YIELD net (R$ cents)	22.99	20.25	13.5%	21.76	5.7%
Passenger Revenue per ASK net (R$ cents)	15.46	13.75	12.4%	15.17	1.9%
RASK net (R$ cents)	16.89	15.48	9.1%	17.16	-1.5%
CASK (R$ cents)	16.07	15.43	4.2%	20.05	-19.8%
CASK ex-fuel (R$ cents)	8.71	8.63	1.0%	12.49	-30.3%
Average Exchange Rate[1]	1.98	1.77	12.0%	2.06	-3.6%
End of period Exchange Rate[1]	2.01	1.82	10.5%	2.04	-1.5%
WTI (avg. per barrel, US$)[2]	92.96	99.81	-6.9%	88.79	4.7%
Price per liter Fuel (R$)[3]	2.42	2.14	13.5%	2.40	1.2%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.75	0.81	-8.3%	0.77	-3.1%

1.                        Source: Brazil’s Central Bank;
2.                        Bloomberg;
3.                        Expenses with fuel/liters consumed;

Operational Fleet

The Company closed the quarter with an operational fleet of 131 Boeing 737-700 and 800 NG aircraft with an average age of 7.1 years, and a total fleet of 148 aircraft.

Fleet	1Q13	1Q12	Chg.%	4Q12	Chg.%
737-300*	15	24	(9)	19	(4)
737-700	37	43	(6)	37	-
737-800	94	81	13	88	6
767-300/200*	2	3	(1)	3	(1)
Total	148	151	(3)	147	1

 * Non-operational aircraft.

In 1Q13,  another four of Webjet’s remaining leased B737-300s were returned, ending the period with 15 Boeing 737-300s, of which nine were leased and six were owned by GOL. The Company estimates that all leased aircraft will be returned by the end of the first half. The sale of the Company’s six Boeing 737-300s is currently being negotiated.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 133 aircraft, excluding Webjet’s aircraft, 88 were under operational leases, and 45 under financial leasing. Of the 45 under financial leasing, 39 have a purchase option when their leasing contracts terminate.

On March 31, 2013, the Company had 150 firm aircraft acquisition orders with Boeing, totaling around R$31.2 billion, excluding contractual discounts.

Aicrafts Commitments (R$MM)	2013	2014	2015	2016	>2016	Total
Aircrafts Commitments*	1,830.0	2,700,4	2,682.5	2,780.6	21,175.4	31,169.0

* Considers the list price of the aircraft

Also on March 31, 2013, of the commitments mentioned above, the Company had obligations of R$3.9 billion in pre-delivery deposits, which will be disbursed as per the table below:

Pre-Delivery Deposits (R$MM)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Deposits	176.6	383.4	438.5	144.6	2,741.7	3,884.8

The portion financed through long-term loans with the US-based Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140
Boeing 737-300	-	-	-	-
Boeing 767	1	-	-	-
Total Fleet	137	137	140	140

Capex

GOL invested around R$242 million in 1Q13, 71% of which in the acquisition of aircraft (pre-delivery deposits), 29% in aircraft parts, reconfigurations and improvements, and 1% in  bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above include additions to fixed assets (excluding divestments, write-offs or reimbursements of advances for aircraft acquisition) and do not include additions related to the entry of aircraft under financial leasing due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation. For more information on fixed assets, see note 17 to the financial statements.

2013 Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

2013 Guidance	Min.	Max.	Jan-Mar 2013
Brazilian GDP Growth	2.5%	3.0%	N.A.
GOL RASK variation	10% or more		9%
GOL Domestic Capacity (ASK) variation	Around -7%		-16%
CASK ex-fuel (R$ cents)	9.7	10.3	8.7
Average Exchange Rate (R$/US$)	1.95	2.05	1.98
Operating margin (EBIT)	1%	3%	4,9%

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2013, which comprises the statement of financial position as of March 31, 2013 and the related statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the interim statements of value added (“DVA”), for the three-month period ended March 31, 2013, prepared under the responsibility of Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 13, 2013

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	03/31/2013
Paid-in Capital	143,858,204
Preferred	135,003,122
Total	278,861,326
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 03/31/2013	Prior Year 12/31/2012
1	Total Assets	2,569,665	2,754,027
1.01	Current Assets	110,808	447,888
1.01.01	Cash and Cash Equivalents	98,657	247,145
1.01.02	Short-term Investments	4,256	176,413
1.01.06	Recoverable Taxes	7,724	6,693
1.01.07	Prepaid Expenses	164	312
1.01.08	Other Current Assets	7	17,325
1.01.08.01	Non-Current Assets for Sale	7	7
1.01.08.01.01	Restricted Cash	7	7
1.01.08.03	Other	-	17,318
1.02	Noncurrent Assets	2,458,857	2,306,139
1.02.01	Long-term Assets	625,752	634,473
1.02.01.06	Deferred Taxes	81,374	81,406
1.02.01.08	Related-party Transactions	506,228	534,262
1.02.01.08.04	Others Related-party Transactions	506,228	534,262
1.02.01.09	Other Noncurrent Assets	38,150	18,805
1.02.01.09.03	Deposits	18,903	18,548
1.02.01.09.04	Restricted Cash	19,247	257
1.02.02	Investments	899,780	779,168
1.02.03	Property, Plant and Equipment	933,325	892,498

Individual Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 03/31/2013	Prior Year 12/31/2012
2	Total Liabilities and Equity	2,569,665	2,754,027
2.01	Current Liabilities	42,408	48,557
2.01.01	Salaries, Wages and Benefits	839	590
2.01.01.02	Salaries, Wages and Benefits	839	590
2.01.02	Accounts Payable	131	46
2.01.03	Taxes Payable	5,328	5,443
2.01.04	Short-term Debt	35,895	41,980
2.01.05	Other Liabilities	215	498
2.01.05.02	Other	215	498
2.01.05.02.01	Dividends Payable	7	7
2.01.05.02.04	Other Liabilities	208	491
2.02	Noncurrent Liabilities	1,856,107	1,972,642
2.02.01	Long-term Debt	1,448,752	1,469,729
2.02.02	Other Liabilities	407,355	502,913
2.02.02.01	Liabilities with Related-party Transactions	398,246	493,918
2.02.02.02	Other	9,109	8,995
2.02.02.02.03	Taxes Payable	9,109	8,995
2.03	Shareholder’s Equity	671,150	732,828
2.03.01	Capital	2,469,623	2,467,738
2.03.01.01	Issued Capital	2,501,574	2,499,689
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	110,217	105,478
2.03.02.01	Premium on Issue of Shares	32,387	32,200
2.03.02.02	Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(32,116)	(35,164)
2.03.02.07	Share-based Payments	80,759	79,255
2.03.05	Accumulated Losses	(1,847,096)	(1,771,806)
2.03.06	Other Comprehensive Income	(61,594)	(68,582)

Individual Financial Statements / Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
3.04	Operating Expenses/Income	(75,977)	(47,399)
3.04.02	General and Administrative Expenses	(4,855)	(4,163)
3.04.04	Other Operating Income	37,792	6,743
3.04.06	Equity in Subsidiaries	(108,914)	(49,979)
3.05	Income Before Income Taxes and Financial Income/Expenses	(75,977)	(47,399)
3.06	Finance Income/Expenses	787	7,064
3.06.01	Financial Income	37,264	38,712
3.06.01.01	Financial Income	6,235	11,519
3.06.01.02	Exchange Variation	31,029	27,193
3.06.02	Financial Expenses	(36,477)	(31,648)
3.07	Loss Before Income Taxes	(75,190)	(40,335)
3.08	Income Tax (Expenses)	(100)	(1,069)
3.08.01	Current	(100)	(1,069)
3.09	Loss from Continuing Operations	(75,290)	(41,404)
3.11	Loss for the Period	(75,290)	(41,404)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
4.01	Loss for the Period	(75,290)	(41,404)
4.02	Other Comprehensive Income	6,988	58,686
4.02.01	Cash Flow Hedges	10,588	88,918
4.02.02	Tax Effect	(3,600)	(30,232)
4.03	Comprehensive Loss for the Period	(68,302)	17,282

Individual Financial Statements / Statements of Cash Flows – Indirect Method

In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
6.01	Net Cash Used in Operating Activities	190,161	(28,255)
6.01.01	Cash Flows from Operating Activities	76,679	21,063
6.01.01.01	Depreciation and Amortization	-	22
6.01.01.03	Equity in Subsidiaries	108,914	49,979
6.01.01.04	Shared-based Payments	1,361	3,750
6.01.01.05	Exchange and Monetary Variations, Net	(24,121)	(27,193)
6.01.01.06	Interests on Loans, Net	27,285	29,560
6.01.01.07	Interests Paid	(36,760)	(33,986)
6.01.01.08	Income Tax Paid	-	(1,069)
6.01.02	Changes Assets and Liabilities	188,772	(7,914)
6.01.02.02	Financial applications Used for trading	172,157	-
6.01.02.03	Deposits	(355)	(1,484)
6.01.02.04	Prepaid Expenses and Recoverable Taxes	(882)	(1,380)
6.01.02.05	Others Assets	17,318	-
6.01.02.06	Suppliers	85	(6,011)
6.01.02.07	Tax Obligations	-	746
6.01.02.08	Other Obligations	449	215
6.01.03	Other	(75,290)	(41,404)
6.01.03.01	Net Loss for the Period	(75,290)	(41,404)
6.02	Net Cash Used in Investing Activities	(257,291)	(78,704)
6.02.01	Advance for Future Capital Increase	(222,990)	-
6.02.02	Transactions with Related Parties	25,516	-
6.02.03	Restricted Cash	(18,990)	(7,227)
6.02.04	Property, Plant and Equipment	(40,827)	(71,477)
6.03	Net Cash Generated by Financing Activities	(81,358)	85,375
6.03.03	Credit with Related Parties	(86,478)	84,796
6.03.04	Disposal of Treasury Shares	3,235	-
6.03.05	Capital Increase	1,885	-
6.03.06	Advance for Future Capital increase	-	579
6.05	Net Decrease in Cash and Cash Equivalents	(148,488)	(21,584)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	247,145	232,385
6.05.02	Cash and Cash Equivalents at End of the Period	98,657	210,801

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 03/31/2013

(In Thousands of Brazilian Reais)

Line code	Line Item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity
5.01	Opening Balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders Capital Transactions	-	4,739	-	-	4,739
5.04.05	Treasury Shares Sold	-	3,235	-	-	3,235
5.04.06	Share-based Payments	-	1,504	-	-	1,504
5.05	Total Comprehensive Income (loss)	1,885	-	(75,290)	6,988	(66,417)
5.05.01	Accumulated Losses	-	-	(75,290)	-	(75,290)
5.05.02	Other Comprehensive Income	1,885	-	-	6,988	8.873
5.05.02.06	Capital increase by the Exercise of Stock Options	1,885	-	-	-	1,885
5.05.02.07	Other Comprehensive Results, Net	-	-	-	6,988	6,988
5.07	Closing Balance	2,469,623	110,217	(1,847,096)	(61,594)	671,150

Individual Financial Statements / Statement of Changes in  Equity – From 01/01/2012 to 3/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated losses	Other Comprehensive Income	Total Consolidated Equity
5.01	Opening Balance	2,284,549	260,098	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	-	4,329	-	-	4,329
5.04.08	Advance for Future Capital Increase	-	579	-	-	579
5.04.09	Share-base Payments	-	3,750	-	-	3,750
5.05	Total Comprehensive Income	-	-	(41,404)	58,686	17,282
5.05.01	Loss for the Period	-	-	(41,404)	-	(41,404)
5.05.02	Other Comprehensive Income	-	-	-	58,686	58,686
5.07	Closing Balance	2,284,549	264,427	(300,872)	(20,582)	2,227,522

Individual Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
7.01	Revenues	37,792	6,743
7.01.02	Other Income	37,792	6,743
7.01.02.02	Other Operating Income	37,792	6,743
7.02	Acquired from Third Parties	(2,781)	397
7.02.02	Materials, Energy, Third-party Services and Other	(2,781)	397
7.03	Gross Value Added	35,011	7,140
7.04	Retentions	-	(22)
7.04.01	Depreciation, Amortization and Exhaustion	-	(22)
7.05	Added Value Produced	35,011	7,118
7.06	Value Added Received in Transfer	(102,679)	(38,460)
7.06.01	Equity in Subsidiaries	(108,914)	(49,979)
7.06.02	Finance Income	6,235	11,519
7.07	Total Wealth for Distribution (Distributed)	(67,668)	(31,342)
7.08	Wealth for Distribution (Distributed)	(67,668)	(31,342)
7.08.01	Employees	2,109	4,136
7.08.02	Taxes	65	1,471
7.08.03	Financiers	5,448	4,455
7.08.05	Other	(75,290)	(41,404)

Consolidated Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 03/31/2013	Prior Year 12/31/2012
1	Total Assets	8,973,657	9,027,098
1.01	Current Assets	2,087,541	2,087,983
1.01.01	Cash and Cash Equivalents	865,973	775,551
1.01.02	Short-term Investments	533,981	585,028
1.01.03	Trade Receivables	359,776	325,665
1.01.04	Inventories	139,091	138,039
1.01.06	Recoverable Taxes	76,652	110,999
1.01.07	Prepaid Expenses	61,097	62,328
1.01.08	Other Current Assets	50,971	90,373
1.01.08.03	Others	50,971	90,373
1.01.08.03.01	Restricted Cash	7	7
1.01.08.03.02	Deposits	-	2,575
1.01.08.03.03	Derivative Transactions	12,734	10,696
1.01.08.03.04	Other Credits	30,056	68,921
1.01.08.03.05	Assets Held for Sale	8,174	8,174
1.02	Noncurrent Assets	6,886,116	6,939,115
1.02.01	Long-term Assets	1,305,795	1,353,385
1.02.01.06	Deferred Taxes	377,855	433,353
1.02.01.07	Prepaid Expenses	33,112	35,456
1.02.01.09	Other Noncurrent Assets	894,828	884,576
1.02.01.09.01	Other credits	5,457	5,438
1.02.01.09.03	Restricted Cash	219,719	224,517
1.02.01.09.04	Deposits	669,652	654,621
1.02.03	Property, Plant and Equipment	3,887,240	3,885,799
1.02.04	Intangible	1,693,081	1,699,931
1.02.04.01	Intangible	1.150.779	1,157,629
1.02.04.02	Goodwill	542,302	542,302

Consolidated Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 03/31/2013	Prior Year 12/31/2012
2	Total Liabilities and Equity	8,973,657	9,027,098
2.01	Current Liabilities	2,666,268	4,061,693
2.01.01	Salaries, Wages and Benefits	176,393	207,518
2.01.02	Accounts Payable	530,442	480,185
2.01.03	Taxes Payable	64,003	73,299
2.01.04	Short-term Debt	496,941	1,719,625
2.01.05	Other Liabilities	1,262,460	1,401,116
2.01.05.02	Others	1,262,460	1,401,116
2.01.05.02.01	Dividends Payable	7	7
2.01.05.02.04	Tax and Landing Fees	218,796	240,739
2.01.05.02.05	Advance Ticket Sales	745,888	823,190
2.01.05.02.06	Customer Loyalty Programs	134,559	124,905
2.01.05.02.07	Advance Ticket Sales	58,692	93,595
2.01.05.02.08	Other Liabilities	68,500	61,928
2.01.05.02.09	Derivative Transactions	36,018	56,752
2.01.06	Provisions	136,029	179,950
2.02	Noncurrent Liabilities	5,636,239	4,232,577
2.02.01	Long-term Debt	4,849,911	3,471,550
2.02.02	Other Liabilities	496,581	461,147
2.02.02.02	Others	496,581	461,147
2.02.02.02.03	Customer Loyalty Programs	406,914	364,307
2.02.02.02.05	Taxes Payable	50,350	47,597
2.02.02.02.06	Other Liabilities	39,317	49,243
2.02.04	Provisions	289,747	299,880
2.03	Consolidated Equity	671,150	732,828
2.03.01	Capital	2,356,295	2,354,410
2.03.01.01	Issued Capital	2,501,574	2,499,689
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)
2.03.02	Capital Reserves	110,217	105,478
2.03.02.01	Premium on Issue of Shares	32,387	32,200
2.03.02.02	Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(32,116)	(35,164)
2.03.02.07	Share-based Payments	80,759	79,255
2.03.05	Accumulated Losses	(1,733,768)	(1,658,478)
2.03.06	Equity Valuation Adjustments	(61,594)	(68,582)

Consolidated Financial Statements /Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
3.01	Sales and Services Revenue	2,082,676	2,166,068
3.01.01	Passenger	1,906,107	1,924,254
3.01.02	Cargo and Other	176,569	241,814
3.02	Cost of Sales and Services	(1,756,622)	(1,920,875)
3.03	Gross profit	326,054	245,193
3.04	Operating Expenses/Income	(224,879)	(237,931)
3.04.01	Selling Expenses	(162,261)	(140,538)
3.04.01.01	Marketing Expenses	(162,261)	(140,538)
3.04.02	General and Administrative Expenses	(106,713)	(104,136)
3.04.04	Other Operating Income	44,095	6,743
3.05	Income Before Income Taxes and Financial Income/Expenses	101,175	7,262
3.06	Financial Income/Expenses	(106,928)	(23,211)
3.06.01	Financial Income	129,404	176,529
3.06.01.01	Income from Financial Investments	75,130	103,832
3.06.01.02	Exchange Variation, net	54,274	72,697
3.06.02	Financial Expenses	(236,332)	(199,740)
3.07	Loss Before Income Taxes	(5,753)	(15,949)
3.08	Income Tax (Expenses)	(69,537)	(25,455)
3.08.01	Current	(17,404)	(9,922)
3.08.02	Deferred	(52,133)	(15,533)
3.09	Loss from Continuing Operations	(75,290)	(41,404)
3.11	Loss for the Period	(75,290)	(41,404)
3.11.01	Attributable to Shareholders of the Company	(75,290)	(41,404)

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
4.01	Loss for the Period	(75,290)	(41,404)
4.02	Other Comprehensive Income	6,988	58,686
4.02.01	Cash Flow Hedges	10,588	88,918
4.02.02	Tax Effect	(3,600)	(30,232)
4.03	Consolidated Comprehensive Income for the Period	(68,302)	17,282
4.03.01	Attributable to Shareholders of the Company	(68,302)	17,282

Consolidated  Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
6.01	Net Cash Provided by (used in) Operating Activities	25,295	357,801
6.01.01	Cash Flows from Operating Activities	338,032	229,190
6.01.01.01	Depreciation and Amortization	110,925	118,982
6.01.01.02	Allowance for Doubtful Accounts	7,907	990
6.01.01.03	Provisions for contingencies	2,135	5,353
6.01.01.04	Reversion of provision for Inventory Obsolescence	9	198
6.01.01.05	Deferred Taxes	52,133	15,533
6.01.01.06	Shared-based Payments	1,504	3,750
6.01.01.07	Exchange and Monetary Variations, Net	6,617	(72,436)
6.01.01.08	Interests on loans and other, net	87,940	114,605
6.01.01.09	Unrealized Hedge income, Net of taxes	6,265	(19,545)
6.01.01.10	Provision for Return of Aircraft	-	19,688
6.01.01.11	Mileage Program	52,261	21,532
6.01.01.12	Write-of property, plant and equipment and intangible assets	10,336	20,540
6.01.02	Changes in Assets and Liabilities	(237,447)	170,015
6.01.02.01	Accounts receivable	(42,018)	(38,684)
6.01.02.02	Financial applications Used for trading	51,047	286,623
6.01.02.03	Inventories	(1,061)	6,560
6.01.02.04	Deposits	(40,548)	(30,257)
6.01.02.05	Prepaid Expenses and Recovery Taxes	37,921	77,846
6.01.02.06	Other Assets	36,808	2,873
6.01.02.07	Suppliers	50,257	(36,528)
6.01.02.08	Advance Ticket Sales	(77,302)	(23,161)
6.01.02.09	Obligations with Derivative operations	(16,411)	-
6.01.02.10	Advances from customers	(34,903)	(15,189)
6.01.02.11	Salaries, Wages and Benefits	(31,125)	(5,320)
6.01.02.12	Sales Tax and Landing Fees	(21,943)	21,007
6.01.02.13	Taxes Payable	4,995	17,176
6.01.02.14	Provision	(65,618)	(28,089)
6.01.02.15	Other Liabilities	(2,191)	(8,293)
6.01.02.16	Interests Paid	(73,817)	(46,627)
6.01.02.17	Income Tax Paid	(11,538)	(9,922)
6.01.03	Others	(75,290)	(41,404)
6.01.03.01	Net loss for the period	(75,290)	(41,404)
6.02	Net Cash Used in Investing Activities	(104,955)	(190,979)
6.02.03	Restricted Cash	4,798	(10,583)
6.02.04	Property, Plant and Equipment	(106,352)	(169,441)
6.02.05	Intangible	(3,401)	(10,955)
6.03	Net Cash Generated by Financing Activities	182,817	(86,502)
6.03.01	Loan funding	397,600	110,583
6.03.02	Payments of loans and Leases	(219,903)	(197,664)
6.03.03	Disposal of Treasury shares	3,235	-
6.03.04	Capital increase	1,885	-
6.03.05	Advance for Future Capital Increase	-	579
6.04	Exchange Variation on Cash and Cash Equivalents	(12,735)	4,017
6.05	Net Decrease in Cash and Cash Equivalents	90,422	84,337
6.05.01	Opening balance of cash and cash equivalents	775,551	1,230,287
6.05.02	Closing balance of cash and cash equivalents	865,973	1,314,624

Consolidated  Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 03/31/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity
5.01	Opening Balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828
5.04	Shareholders Capital Transactions	1,885	3,235	-	-	5,120
5.04.05	Treasury Shares Sold	-	3,235	-	-	3,235
5.04.08	Capital increase by the Exercise of Stock Options	1,885	-	-	-	1,885
5.05	Total Comprehensive Income	-	1,504	(75,290)	6,988	(66,798)
5.05.02	Other Comprehensive Income, net	-	1,504	(75,290)	6,988	(66,798)
5.05.02.06	Share–based Payments	-	1,504	-	-	1,504
5.05.02.07	Loss for the Period	-	-	(75,290)	-	(75,290)
5.05.02.08	Other Comprehensive Results, Net	-	-	-	6,988	6,988
5.07	Closing Balance	2,356,295	110,217	(1,733,768)	(61,594)	671,150

Consolidated  Financial Statements / Statement of Changes in  Equity – From 01/01/2012 to 3/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity
5.01	Opening Balance	2,171,221	260,098	(146,140)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	-	579	-	-	579
5.04.08	Advances for Future Capital Increase	-	579	-	-	579
5.05	Total Comprehensive Income	-	3,750	(41,404)	58,686	21,032
5.05.02	Other Comprehensive Income	-	3,750	(41,404)	58,686	21,032
5.05.02.06	Stock Option	-	3,750	-	-	3,750
5.05.02.07	Other Comprehensive Income, net	-	-	-	58,686	58,686
5.05.02.08	Loss for the Period	-	-	(41,404)	-	(41,404)
5.07	Closing Balance	2,171,221	264,427	(187,544)	(20,582)	2,227,522

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
7.01	Revenues	2,249,053	2,275,190
7.01.02	Other Income	2,250,931	2,276,180
7.01.02.01	Transportation of Passengers, Cargo and Other	2,206,836	2,269,437
7.01.02.02	Other Operating Income	44,095	6,743
7.01.04	Allowance for Doubtful Accounts	(1,878)	(990)
7.02	Acquired from Third Parties	(1,471,553)	(1,446,123)
7.02.02	Supplies, Power, Outside Services and Other	(436,507)	(379,793)
7.02.04	Other	(1,035,046)	(1,066,330)
7.02.04.01	Fuel and Lubrificants	(939,799)	(966,464)
7.02.04.02	Aircraft Insurance	(5,124)	(7,947)
7.02.04.03	Sales and Advertising	(90,123)	(91,919)
7.03	Gross Value Added	777,500	829,067
7.04	Retentions	(110,925)	(118,982)
7.04.01	Depreciation, Amortization and Exhaustion	(110,925)	(118,982)
7.05	Added Value Produced	666,575	710,085
7.06	Value Added Received in Transfer	75,130	103,832
7.06.02	Finance Income	75,130	103,832
7.07	Total Wealth for Distribution (Distributed)	741,705	813,917
7.08	Wealth for Distribution (Distributed)	741,705	813,917
7.08.01	Employees	286,148	407,327
7.08.02	Taxes	194,348	179,270
7.08.03	Financiers	336,499	268,725
7.08.03.02	Rentals	154,441	141,682
7.08.03.03	Other	182,058	127,043
7.08.03.03.01	Financiers	182,058	127,043
7.08.05	Reinvested/Loss for the Period	(75,290)	(41,404)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”) and Smiles S.A (“Smiles”), and indirect parent company of the subsidiaries Webjet Linhas Aéreas S.A. ("Webjet") and Sky Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. The GAC is the parent company of SKY Finance II, established on November 30, 2009, located in the Cayman Islands, whose activity is related to obtaining funds on finance aircraft acquisition.

The Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising on finance aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights using VARIG trademark, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share of Webjet, an airline headquartered in Rio de Janeiro, which offers scheduled air transport services for national and international non-scheduled passenger, cargo and postal bags. The operation was approved by the ANAC on October 3, 2011 and by the Administrative Council for Economic Defense (“CADE”) on October 10, 2012. The approval occurred under the execution of a term of commitment to performance ("TCD") between VRG, Webjet and CADE to achieve certain operating efficiencies, related specifically to maintenance, by VRG and Webjet, of a minimum index of (85%) regularlity of the use of the operational schedules (HOTRAN) at Santos Dumont Airport.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being GOL, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see Note 12.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

In December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which will be conducted by Smiles S.A., a Company incorporated on June 10, 2012.

The Smiles Program allows the accumulation of miles that can be redeemed for products or services from various partners. Miles are issued by the Smiles Program to: (a) award passengers participants through the loyalty program of VRG; (b) mile sales to banks that reward their clients in accordance with credit card expensives; and (c) mile sales to retail and entertainment customers, individuals and airline partners.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                       Summary of Significant Accounting Policies Applied in Preparing the Financial Statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on May 13, 2013. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Declaration of Conformity

The Consolidated Interim Financial Information were prepared for the three-month period ended on March 31, 2013 in accordance with International Accounting Standards (IAS) no. 34 and technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by Company´s Management. The consolidated interim financial information were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial information of the parent company prepared in accordance with technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

The individual interim financial information prepared for statutory purposes, measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the consolidated interim financial information are not in accordance with IFRSs, which require the evaluation of investments in separate financial statements of the parent at fair value or cost.

These Interim Financial Information- ITR do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2012 filed on March 25, 2013, which were prepared in accordance with Brazilian accounting practies and IFRS. There were no changes in accounting policies adopted on December 31, 2012 to March 31, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The Company has chosen to present the individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

3.    Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.        Cash and Cash Equivalents

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Cash and Bank Deposits	81,613	182,175	350,910	408,387
Cash Equivalents	17,044	64,970	515,063	367,164
	98,657	247,145	865,973	775,551

As of March 31, 2013, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 90.00% and 108.14% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Private Bonds	-	-	192,164	115,891
Government Bonds	13,909	-	18,226	166,760
Investment Funds	3,135	64,970	304,673	84,513
	17,044	64,970	515,063	367,164

5.   Short-term Investments

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Private Bonds	-	-	392,940	178,184
Government Bonds	-	-	3,547	220,778
Investment Funds	4,256	176,413	137,494	186,066
	4,256	176,413	533,981	585,028

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and which are highly liquid, paid at a weighted average rate of 90.00% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), paid at a weighted average rate of 99.59% of CDI tax.

Investment funds are represented primarily by government bonds LTN and CDBs.

6.                      Restricted Cash

	Individual (BRGAAP)		Consolidated (IFRS and BR GAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Margin Deposits for Hedge Transactions (a)	-	-	51,424	50,749
Deposits in Guarantee with Letter of Credit - Safra (b)	-	-	71,962	72,092
Escrow Deposits - Bic Banco (c)	19,247	-	29,447	10,040
Guarantee Deposits of Forward Transactions Transactions (d)	-	-	64,383	89,038
Other Deposits	7	264	2,510	2,605
	19,254	264	219,726	224,524

Current	7	7	7	7
Noncurrent	19,247	257	219,719	224,517

(a)      Deposits in U.S. Dollar, subject to the libor rate (average yield of 0.75% p.y.).

(b)     The guarantee is related to Webjet’s loan.

(c)      Related to a contractual guarantee for STJ ‘s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24d.

(d)     Escrow deposts of forward transactions applied in LTN (average compensation 10.35%).

7.                      Trade and Other Receivables

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Local Currency:
Credit Card Administrators	68,072	92,621
Travel Agencies	233,418	171,314
Installment Sales	39,481	37,882
Cargo Agencies	36,282	35,897
Airline Partners Companies	17,831	17,443
Other	23,869	33,396
	418,953	388,553
Foreign Currency:
Credit Card Administrators	17,420	12,269
Travel Agencies	6,118	5,685
Cargo Agencies	94	393
	23,632	18,347
	442,585	406,900

Allowance for Doubtful Accounts	(82,590)	(80,712)
	359,995	326,188
Current	359,776	325,665
Noncurrent (*)	219	523

(*) The portion of noncurrent trade receivables is recorded whitin other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Falling Due	292,547	288,327
Overdue Until 30 days	26,789	12,077
Overdue 31 to 60 days	12,666	7,659
Overdue 61 to 90 days	8,714	5,707
Overdue 91 to 180 days	11,378	9,176
Overdue 181 to 360 days	13,922	15,087
Overdue Above 360 days	76,569	68,867
	442,585	406,900

The average collection period of installment sales is 12 months and a 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 120 days (102 days as of December 31, 2012).

Changes in the allowance for doubtful accounts are as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Balance at Beginning of the Period	(80,712)	(83,610)
Additions	(8,491)	(25,193)
Unrecoverable Amounts	584	8,560
Recoveries	6,029	19,531
Balance at the End of the Period	(82,590)	(80,712)

8.        Inventories

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Consumables	19,403	19,882
Parts and Maintenance Materials	112,813	112,970
Advances to Suppliers	20,123	15,861
Others	4,352	6,917
Provision for Obsolescence	(17,600)	(17,591)
	139,091	138,039

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Balance at the Beginning of the Period	(17,591)	(18,200)
Additions	(10)	(325)
Write-offs	1	934
Balance at the End of the Period	(17,600)	(17,591)

9.        Deferred and Recoverable Taxes

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Recoverable Taxes:
Assets
ICMS (1)	-	-	23,493	24,147
Prepaid IRPJ and CSSL (2)	43,517	42,221	67,856	67,070
IRRF (3)	820	986	1,680	30,361
PIS and COFINS (4)	-	-	1,577	1,250
Withholding Tax of Public Institutions	-	-	107	6,182
Value Added Tax – IVA (5)	-	-	5,759	4,744
Income Tax on Imports	149	248	12,669	13,579
Others	-	-	273	428
Total Recoverable Taxes - current	44,486	43,455	113,414	147,761

Current Assets	7,724	6,693	76,652	110,999
Noncurrent Assets	36,762	36,762	36,762	36,762

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

	GLAI		VRG		Smiles		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Deferred Taxes

Tax Losses	32,735	32,758	394,045	394,045	-	-	426,780	426,803
Negative Basis of Social Contribution	11,784	11,793	141,857	141,857	-	-	153,641	153,650

Temporary Differences:
Mileage Program	-	-	144,596	166,332	-	-	144,596	166,332
Allowance for Doubtful Accounts and Other Credits	-	-	70,413	69,784	-	-	70,413	69,784
Provision for loss on acquisition of VRG			143,350	143,350	-	-	143,350	143,350
Provision for Legal and Tax Liabilities	-	-	37,856	36,765	-	-	37,856	36,765
Return of Aircraft	-	-	51,640	46,812	-		51,640	46,812
Derivative Transactions not Settled	-	-	37,516	42,007	-	-	37,516	42,007
Brands	-	-	(2,158)	(2,158)	-	-	(2,158)	(2,158)
Flight Rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance Deposits	-	-	(110,381)	(110,327)	-	-	(110,381)	(110,327)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	(162,281)	(159,697)	-	-	(162,281)	(159,697)
Reversal of Goodwill Amortization	-	-	(108,510)	(102,128)	-	-	(108,510)	(102,128)
Aircraft Leasing	-	-	(36,790)	(12,876)	-	-	(36,790)	(12,876)
Unrealized Gain	-	-	-	-	424	-	424	-
Other (*)	93	93	44,146	51,407	1,095	-	48,223	51,500
Total Deferred Tax and Social Contribution - Noncurrent	44,612	44,644	292,073	351,947	1,519	-	341,093	396,591

(*) The portion of taxes over Smiles unrealized profit in amount of R$2,889 is registered directly in the consolidated column.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiry, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Tax Losses	252,246	252,340	2,575,110	2,343,996	594,162	510,320
Negative Basis of Social Contribution	252,246	252,340	2,575,110	2,343,996	594,162	510,320

The tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Estimates of deferred tax asset recovery were based on projections of taxable profits when taking into consideration the above assumptions, in addition to several financial, business assumptions and internal and external factors, all based on considerations at the end of the financial year. Consequently, the estimates may not materialize in the future due to the uncertainties inherent in these predictions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The Company and its subsidiaries have the total amount of tax credits of R$1,163,316, of which R$85,764 are from the parent company GLAI and R$1,077,552 are from the operating subsidiaries VRG and Webjet. On December 31, 2012, the projections for GLAI and its indirect subsidiary Webjet do not result in sufficient taxable profits to compensate all available tax credits over the next 10 years and, as a result, there has been recorded a provision for tax credit losses of R$41,245 for GLAI and R$202,015 for Webjet. For the direct subsidiary VRG, such projections indicate the existence of sufficient taxable profits for realization of all deferred tax credits recognized in up to 10 years. However, due to tax losses reported in the last years, the Administration conducted a sensitivity analysis on the results and projections and significant changes in the macro-economic scenario, which resulted in recognition of deferred assets on the tax losses and the negative basis at the lowest value derived from this analysis. As a result, the Company and its subsidiaries recognized a provision for loss of R$339,635 related to the subsidiary VRG.

The Company´s management considers that the deferred assets recognized on March 31, 2013 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Loss Before Income Tax and Social Contribution	(75,190)	(40,335)	(5,753)	(15,949)
Combined Tax Rate	34%	34%	34%	34%
Income Tax Credits at the Combined Tax Rate	25,565	13,714	1,956	5,423
Adjustments to Calculate the Effective Tax Rate:
Equity in Subsidiaries	(37,031)	(16,992)	-	-
Nondeductible Income from Subsidiaries	993	(6,619)	820	(6,619)
Income Tax on Permanent Differences and Others	(542)	(225)	(719)	(826)
Nondeductible Expenses (Nontaxable Income)	(52)	(815)	(7,442)	(4,540)
Exchange Differences on Foreign Investments	10,967	9,868	19,701	8,472
Benefit Constituted (not Recognized) on Tax Losses and Temporary Differences	-	-	(83,853)	(27,365)
Credit for Income Tax and Social Contribution	(100)	(1,069)	(69,537)	(25,455)

Current Income Tax and Social Contribution	(100)	(1,069)	(17,404)	(9,922)
Deferred Income Tax and Social Contribution	-	-	(52,133)	(15,533)
	(100)	(1,069)	(69,537)	(25,455)

10.                  Prepaid Expenses

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Deferred losses from Sale-leaseback Transactions	-	-	42,485	44,829
Lease Prepayments	-	-	15,637	15,291
Insurance Prepayments	164	312	12,283	17,705
Prepaid Commissions	-	-	12,507	14,605
Others	164	312	11,297	5,354
	-	-	94,209	97,784

Current	164	312	61,097	62,328
Noncurrent	-	-	33,112	35,456

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 30b.

11.                  Deposits

Parent Company

Escrow Deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims, subject to SELIC interest rate. The balances of escrow deposits as of March 31, 2013 recorded as noncurrent assets totaled R$18,903 (R$18,548 as of December 31, 2012).

Consolidated

Maintenance Deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of March 31, 2013, maintenance deposits are presented based on the net recoverable amount, whose balance classified in current assets and non-current liabilities was R$327,187 (R$2,575 and R$324,492 in current assets and noncurrent assets in December 31, 2012, respectively).

Deposits in Guarantee for Lease Agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$171,326 (R$173,313 as of December 31, 2012).

Escrow Deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC rate. The balances of escrow deposits as of December 31, 2012, recorded in noncurrent assets and presented at its net realisable value totalled R$171,139 (R$156,816 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

12.                   Webjet’s Operation Restructuring

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent descontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure of the companies and unification of their operations, reducing costs and bringing new synergies.

As result of the payment of rescissions occurred in March 2013, the Company paid the amount of R$16,917, concluding the termination process of Webjet´s employees.

Assets Held for Sale

Due to not representing a component according to IFRS 5 “Non-current assets held for sale and discontinued operation”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that the Webjet fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

	03/31/2013	12/31/2012
Aircrafts	12,253	12,253
Engines	11,473	11,473
Impairment of Assets	(15,552)	(15,552)
	8,174	8,174

13.                  Transactions with Related Parties

a) Loan Agreements – Noncurrent Assets and Liabilities – Individual

The Company, through GAC and Finance maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
GLAI with VRG	51,217	50,887	-	-
GAC with VRG (a)	-	-	398,246	493,918
Finance with VRG (a)	455,012	483,375	-	-
	506,228	534,262	398,246	493,918

a)     The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

b) Graphic, Consulting and Transportation Services

The subsidiary VRG holds a contract with the related party Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2013, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

The subsidiary VRG also holds contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended on March 31, 2013, VRG recognized total expenses related to these services of R$3,774 (R$3,592 as of March 31, 2012). All the entities referred above belong to the same economic group of the Company.

c) Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d) Financing Contract for Engine Maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on 29 June 2012 and 27 September 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 17). During the period ended on March 31, 2013 the spending on engine maintenance conducted by Delta Air Lines was R$29,348.

e) Trade Payables – Current Liabilities

As of March 31, 2013, balances payable to related companies amounting to R$664 (R$1,019 as of December 31, 2012) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

f) Key Management Personnel Payments

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

	03/31/2013	03/31/2012
Salaries and Benefits	2,841	3,442
Related Taxes	447	1,202
Share-based Payments	974	2,330
Total	4,262	6,974

As of March 31, 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

14.                  Share-based Payments

Consolidated

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation of the company for the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options plan to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the Option	Date of the Board Meeting	Total Options Granted	Exercise Price of the Option	The Fair Value of the Option at Grant Date	Estimate Volatility of Share Price	Expected Dividend	Risk-free Rate Return	Length of the Option (in Years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.11(c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.35 (d)	52.25%	2. 26%	9.00%	10

(a)       In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)       In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)       The fair value calculated for the 2011 plan was R$16,92, R$16,11 and R$15,17 for the respective periods of vesting (2011, 2012 and 2013).

(d)       The fair value calculated for the stock option plan for 2012 was R$6,04, R$5,35 and R$4,56, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The movement of existing stock options during the period of March 31, 2013 is as follows:

	Total of Stock Options	Weighted average exercise price
Options Outstanding at December 31, 2012	3,999,170	22.40
Options Cancelled and Adjustments in Estimated Lost Rights	(607,109)	19.75
Options Outstanding at March 31, 2013	3,392,061	22.87

Number of Options Exercisable at December 31, 2012	1,885,116	23.05
Number of Options Exercisable at March 31, 2013	2,577,514	24.66

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable at March 31, 2013 are summarized below:

Outstanding Options				Options Exercisable
Range of Exercise Prices	Outstanding Options	Average Remaining Maturity (in Years)	Average Exercise Price	Options Exercisable	Average Exercise Price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.30
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	41,749	45.46
10.52	20,414	7	10.52	19,597	10.52
20.65	1,259,114	8	20.65	1,259,114	20.65
27.83	1,437,690	9	27.83	1,198,075	27.83
12.81	599,947	10	12.81	25,832	12.81
10.52-65.85	3,392,061	8.71	22.87	2,577,514	24.66

b) Restricted Shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be held at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period. The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Restricted Stock Plan
Year of the Share	Date of the Board Meeting	Total Shares Granted	The Fair Value of the Share at Grant Date	Estimate Volatility of Share Price	Risk-free Rate of Return	Duration of Share (in Years)
2012	11/13/2012	589,304	9.70	52.25%	9.0%	10

For the three-month period ended on March 31, 2013, the Company recorded in shareholders ' equity a result with share-based payment in the amount of R$1,054 (R$3,750 for the year ended March 31, 2012), being the counterpart in the income statement result classified as staff costs.

Until March 31, 2013 there were no restricted shares transferred to participants of the plan.

15.                  Investments

Due to the changes in Law 6404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles and VRG were considered as an investment.

Changes in investments to March 31, 2013 are as follows:

Balance as of December 31, 2011	2,103,325
Equity in Subsidiaries	(1,333,033)
Unrealized Hedge Losses (VRG)	10,686
Amortization Losses, net of Sale Leaseback (*)	(1,810)
Balance as of December 31, 2012	779,168
Equity in Subsidiaries	(108,914)
Unrealized Hedge Gains (VRG)	6,988
Advance for Future Capital Increase	222,990
Amortization Losses, net of Sale Leaseback (*)	(452)
Balance as of March 31, 2013	899,780

(*) The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December 31, 2012, the net balance to be deferred of R$28,445 (R$28,877 for the year ended December 31, 2012) is basically a part of the parent's net investment in the VRG. See Note 30b.

a) VRG

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total Number of Shares	Interest %	Capital	Shareholders’ Equity (i)	Net Loss
12/31/2012	3,002,248,156	100%	2,294,191	750,272	(1,333,033)
03/31/2013	3,225,248,156	100%	2,517,194	847,731	(132,518)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

b) Smiles

	Total Number of Shares	Interest %	Capital	Unrealized Gain	Shareholders’ Equity (i)	Net Income
12/31/2012	-	100%	0.1	-	0,1	-
03/31/2013	70,000,000	100%	0.1	6,225	23,064	29,289

(i) The difference between the investment balance and the participation on VRG’s equity corresponds to the net value of R$28,445 from sale-leaseback adjustment, as mentioned above (*).

16.          Result per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual and Consolidated (IFRS and BRGAAP)
	03/31/2013	03/31/2012
Numerator
Loss for the Period, net	(75,290)	(41,404)

Denominator
Weighted Average Number of Outstanding Shares (in Thousands)	276,491	270,390

Adjusted Weighted Average Number of Outstanding Shares and Diluted Presumed Conversions (in Thousands)	276,491	270,390

Basic Loss per Share	(0.272)	(0.153)
Diluted Loss per Share	(0.272)	(0.153)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in Note 14. However, due to the losses reported for the three-month period ended on March 31, 2013, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

17.               Property, Plant and Equipment

Parent Company

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 68 aircraft 737-800 Next Generation (95 aircraft as of 31 December 2012) and 82 aircraft 737-MAX in the amount of R$516,162 (R$475,335 as of December 31, 2012) and the right on the residual value of aircraft in the amount of R$417,163 (R$417,163 as of December 31, 2012), both held by the subsidiary GAC.

Consolidated

	03/31/2013				12/31/2012
	Weighted anual Depreciation Rate	Cost	Accumulated Depreciation	Net Amount	Net Amount

Flight Equipment
Aircraft Under Finance Leases	4%	2,954,177	(768,889)	2,185,288	2,224,036
Sets of Replacement Parts and Spares Engines	4%	914,294	(228,945)	685,349	693,035
Aircraft Reconfigurations/Overhauling	30%	727,380	(375,276)	352,104	345,499
Aircraft and Safety Equipment	20%	2,155	(1,409)	746	873
Tools	10%	27,442	(10,705)	16,737	17,291
		4,625,448	(1,385,224)	3,240,224	3,280,734

Impairment Losses	-	(39,992)	-	(39,992)	(47,726)
		4,585,456	(1,385,224)	3,200,232	3,233,008

Property, Plant and Equipment in use
Vehicles	20%	10,561	(8,112)	2,449	2,677
Machinery and Equipment	10%	49,662	(18,196)	31,466	33,155
Furniture and Fixtures	10%	20,710	(11,756)	8,954	9,437
Computers and Peripherals	20%	46,217	(33,328)	12,889	13,883
Communication Equipment	10%	3,070	(1,778)	1,292	1,353
Facilities	10%	4,273	(3,002)	1,271	1,352
Maintenance Center - Confins	10%	105,971	(28,108)	77,863	80,558
Leasehold Improvements	20%	50,297	(29,651)	20,646	23,222
Construction in Progress	-	6,021	-	6,021	5,865
		296,782	(133,931)	162,851	171,502
		4,882,238	(1,519,155)	3,363,083	3,404,510

Advances for Aircraft Acquisition	-	524,157	-	524,157	481,289

		5,406,395	(1,519,155)	3,887,240	3,885,799

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, Plant and Equipment Under Finance Lease	Other Flight Equipment (a)	Advances for Acquisition of Property, Plant and Equipment	Others	Total
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Addition	31,265	395,661	256,887	14,883	698,696
Disposals	-	(81,155)	(140,664)	(1,237)	(223,056)
Assets Held for Sale	(184,462)	(8,174)	-	-	(8,174)
Depreciation	-	(252,667)	-	(35,008)	(472,137)
As of December 31, 2012	2,224,037	1,008,971	481,290	171,501	3,885,799
Addition	-	69,787	171,310	1,291	242,388
Disposals	(1,495)	(8,673)	(128,443)	(1,654)	(140,265)
Depreciation	(37,254)	(55,141)	-	(8,287)	(100,682)
As of March 31, 2013	2,185,288	1,014,944	524,157	162,851	3,887,240

(a)      Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

18.                    Intangible Assets

	Goodwill	Trademark	Airport Operating Licenses	Software	Total
Balance as of December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortizations	-	-	-	(47,494)	(47,494)
Impairment of Trademark	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	3,401	3,401
Disposals	-	-	-	(8)	(8)
Amortizations	-	-	-	(10,243)	(10,243)
Balance as of March 31, 2013	542,302	6,348	1,038,900	105,531	1,693,081

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

19.                    Short and Long-term Debt

	Maturity of the Contract	Effective Rate (p.y.)	Individual (BR GAAP)		Consolidated (BR GAAP and IFRS)
			03/31/2013	12/31/2012	03/31/2013	12/31/2012
Short Term Debt
Local Currency:
Debentures IV	Sep, 2015	10.72%	-	-	-	596,451
Debentures V	Jun, 2017	10.44%	-	-	-	494,505
BNDES - Loan Safra	Oct, 2014	11.46%	-	-	30,083	29,888
Citibank	May, 2013	7.30%	-	-	14,013	14,013
BNDES (direct)	Jul, 2017	10.72%	-	-	3,144	3,140
BDMG	Mar, 2018	10.71%	-	-	7,393	6,401
IBM	Sep, 2017	12.94%	-	-	4,913	6,663
Working Capital	Dec, 2015	9.66%	-	-	65,939	191,841
Interest			-	-	40,115	13,991
			-	-	165,600	1,356,893
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.20%	-	-	67,839	73,609
IFC	-	-	-	-	-	17,007
FINIMP	Nov, 2013	3.51%	-	-	15,072	24,179
Interest	-	-	35,895	41,980	39,802	40,285
			35,895	41,980	122,713	155,080
			35,895	41,980	288,313	1,511,973

Finance Lease	Oct, 2023	6.10%	-	-	208,628	207,652
Total Short Term Debt			35,895	41,980	496,941	1,719,625

Long Term Debt
Local Currency:
Debentures IV	Sep, 2015	10.72%	-	-	594,810	-
Debentures V	Jun,2017	10.44%	-	-	496,773	-
Safra	Dec, 2015	9.66%	-	-	131,188	131,188
BNDES – Loan Safra	Oct, 2014	11.46%	-	-	6,713	13,938
BDMG	Mar, 2018	10.71%	-	-	19,579	20,134
BNDES – Direct	Jul, 2017	10.72%	-	-	10,324	11,098
IBM	Mar, 2017	12.94%	-	-	17,737	20,484
			-	-	1,277,124	196,842
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.20%	-	-	38,416	33,656
Senior Bond I	Apr, 2017	7.70%	453,105	459,788	422,898	429,135
Senior Bond II	Jul, 2020	9.65%	592,887	601,242	592,887	601,242
Senior Bond III	Feb, 2023	11.23%	-	-	392,093	-
Perpetual Bond	-	8.75%	402,760	408,699	360,470	365,787
			1,448,752	1,469,729	1,806,764	1,429,820
			1,448,752	1,469,729	3,083,888	1,626,662

Finance Lease	Oct, 2023	6.10%	-	-	1,766,023	1,844,888
Total Long Term Debt			1,448,752	1,469,729	4,849,911	3,471,550
			1,484,647	1,511,709	5,346,852	5,191,175

The maturities of long-term debt as of March 31, 2013, are as follows:

	Individual
	After 2016	Without Maturity Date	Total
Foreign Currency (in U.S. Dollars):
Senior Bond I	453,105	-	453,105
Senior Bond II	592,887	-	592,887
Perpetual Bond	-	402,760	402,760
Total	1,045,992	402,760	1,448,752

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

	2014	2015	2016	2017	After 2017	Without Maturity Date	Total
Local Currency:
BNDES Loan	2,323	3,097	3,097	1,807	-	-	10,324
BNDES – Loan Safra	6,713	-	-	-	-	-	6,713
Safra	-	131,188	-	-	-	-	131,188
BDMG	3,597	4,796	4,796	4,796	1,594	-	19,579
IBM	2,736	5,006	5,724	4,271	-	-	17,737
Debentures	-	594,810	248,387	248,386	-	-	1,091,583
	15,369	738,897	262,004	259,260	1,594	-	1,277,124
Foreign Currency:
(in U.S. Dollars)
JP Morgan	38,416	-	-	-		-	38,416
Senior Bond I	-	-	-	422,898	-	-	422,898
Senior Bond II	-	-	-	-	592,887	-	592,887
Senior Bond III					392,093	-	392,093
Perpetual Bond	-	-	-	-	-	360,470	360,470
	38,416	-	-	422,898	984,980	360,470	1,806,764
Total	53,785	738,897	262,004	682,158	986,574	360,470	3,083,888

The fair values of senior and perpetual bonds, as of March 31, 2013, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior Bonds	1,045,992	1,036,277	1,407,878	1,399,816
Perpetual Bond	402,760	308,365	360,470	266,075

(a)       Senior and perpetual bonds market prices are obtained through market quotations.

a) Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$4,196 as of March 31, 2013 have clauses and the usual restrictions, including but not limited to those that require the company to maintain the liquidity requirements defined  and the cover of expenses with interest.

As of March 31, 2013, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company performs semi-annual measurements. On March 31, 2013, the Company did not perform measurements on the restrictive clauses, since the measurements were performed in the year ended December 31, 2012.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

a)   New Loans as of March 31, 2013

Financing of Maintenance of Engines (J.P. Morgan)

The Company, through its subsidiary VRG, issued the third serie of Guarantee Notes for engine maintenance, with financial guarantees from the Export-Import Bank of the United States ("Ex-Im Bank") on March 11, 2013 with a par interest rate of 1.39% p.y. in the amount of R$15,689 (US$8,024 on the date of the loan), with quarterly amortization of the principal and monthly interest payments, and issuance costs of US$266 (R$537 on March 2013). This series has a term of 2 years, maturing on March 11, 2015. The total amount of the series related to this financing recorded as current and non-current liabilities as of March 31, 2013 were R$67,839 and R$38,416, respectively.

Senior Bonds Notes – 2023

On February 7, 2013, the Company through its subsidiary VRG, issued senior notes in the amount of R$392,720 (US$200,000) guaranteed by the Company. The senior notes have maturity on 2023, with interest rate of 10.75% p.y. The proceeds will be used to finance the pre-payment of debts that will mature in the next 3 years. The issuance costs were R$10,847, which deducted the total amount of R$403,567. The senior bonds notes can be redeemed by the nominal value after 5 years from the issue date.

b)   Financial Leases

The future of payments of financial leasing contracts indexed by U.S. Dollars are detailed below:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
2013	222,195	304,561
2014	314,519	319,149
2015	305,091	309,586
2016	296,410	300,782
After 2016	1,228,409	1,241,672
Total Minimum Lease Payments	2,366,624	2,475,750
Less Total Interest	(391,973)	(423,210)
Present Value of Minimum Lease Payments	1,974,651	2,052,540
Less Current Portion	(208,628)	(207,652)
Noncurrent Portion	1,766,023	1,844,888

The discount rate used to calculate the present value of the minimum lease payments is 6.10% as of March 31, 2013 (6.10% as of December 31, 2012). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of March 31, 2013, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$91,834 (R$88,334 as of December 31, 2012) and are recorded in long-term debt.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

20.                  Advance Ticket Sales

As of March 31, 2013, the balance of transport to perform classified in current liabilities was R$745,888 (R$823,190 as of December 31, 2012) and is represented by 3,817,940 coupons tickets sold and not yet used (3,640,935 as of December 31, 2012) with an average use of 79 days (92 days as of December 31, 2012).

21.                  Mileage Program

As of March 31, 2013, the balance of Smiles deferred revenue is R$134,559 (R$124,905 as of December 31, 2012) and R$406,914 (R$364,307 as of December 31, 2012) classified in the current and non-current liabilities, respectively and the number of outstanding miles as of March 31, 2013 amounted to 30,128,156,835.

22.                    Advances from Customers

As of March 31, 2013, the Company recognized the amount of R$58,692 (R$93,595 as of December 31, 2012), which corresponds, basically, to the outstanding balance related to the miles advance sales to Banco Itaú, which is recorded as "Advances from customers" in the amount of R$56,293 (R$91,807 on December 31, 2012).

The other advances are related to amounts received from travel agencies and business partners, in the amount of R$2,399 as of March 31, 2013 (R$2,508 on December 31, 2012).

23.                  Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

PIS and COFINS	-	-	22,982	25,973
REFIS	9,756	9,826	28,928	29,134
IRRF on Payroll	-	2	14,174	20,492
ICMS	-	-	22,582	22,902
Import Tax	-	-	3,384	3,355
CIDE	20	20	328	1,739
IOF	64	63	64	63
IRPJ and CSLL to Collect	4,592	4,524	17,455	12,138
Others	5	3	4,456	5,100
	14,437	14,438	114,353	120,896

Current	5,328	5,443	64,003	73,299
Noncurrent	9,109	8,995	50,350	47,597

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

24.                  Provisions

	Insurance Provision	Provision for Anticipated Return of Aircraft Webjet	Provision for Return of Aircraft and Engine VRG and Webjet	Restructuring Provision	Litigion	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional Provisions Recognized	7,963	-	6,099	-	2,135	16,197
Utilized Provisions	(6,390)	(7,561)	(35,353)	(21,544)	(1,160)	(72,008)
Foreign Exchange	(178)	-	1,935	-	-	1,757
Balance on March 31, 2013	21,006	10,328	285,093	15,434	93,915	425,776

As of December 31, 2012
Current	19,611	17,889	105,471	36,978	-	179,949
Noncurrent	-	-	206,941	-	92,940	299,881
	19,611	17,889	312,412	36,978	92,940	479,830

As of March 31, 2013
Current	21,006	10,328	89,261	15,434	-	136,029
Noncurrent	-	-	195,832	-	93,915	289,747
	21,006	10,328	285,093	15,434	93,915	425,776

a) Provision for Anticipated Return of Aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns of aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases was between 2012 and 2014. For the period ended March 31, 2013, the Company completed 4 aircraft returns with prefixes PR-WJS, PR-WJT, PR-WJM and PR-WJR.

b) Return of Aircraft and Engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the return conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in note 17.

c) Provision for Restructuring

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

In December 2012, Webjet recognized a provision for restructuring costs due to the closure of the activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet, announced on November 23, 2012. The reduction of R$21.544 is related to the settlement of obligations on March 31, 2013. For more details, see note 12.

d) Lawsuits

As of March 31, 2013, the Company and its subsidiaries are parties to 21,398 (6,191 labor and 15,207 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil Lawsuits	12,734	466	13,200
Civil Proceedings	1,993	14	2,007
Labor Lawsuits	2,486	3,543	6,029
Labor Proceedings	160	2	162
	17,373	4,025	21,398

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	03/31/2013	12/31/2012
Civil	53,651	38,484
Labor	40,264	54,456
	93,915	92,940

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of March 31, 2013 of R$21,558 for civil claims and R$5,408 for labor claims (R$37,250 and R$16,354 as of December 31, 2012 respectively), for which no provisions are recognized.

GLAI has been challenging in the courts the taxation  of PIS and COFINS in respect of  revenue associated with  interest on capital in the amount of R$37,750, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the legal counsel and based on the recent precedents, the Company classified this process as possible loss, with no provision for the amount involved. Additionally, the Company maintains with the Bic Banco a letter of credit with a partial guarantee on the value of the process as described in note 6.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of March 31, 2013 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$222,087 (R$217,279 as of December 31, 2012) adjusted for inflation, not including late payment charges.

25.                  Shareholders’ Equity

a)  Issued Capital

As of March 31, 2013 and December 31, 2011, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common and 135,003,122 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	03/31/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.62%	62.54%	100.00%	22.99%	62.74%
Wellington Management Company	-	10.49%	5.08%	-	10.50%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.22%	2.52%
Treasury Shares	-	1.59%	0.77%	-	1.78%	0.86%
Other	-	1.48%	0.71%	-	1.48%	0.72%
Free Float	-	52.47%	25.40%	-	51.88%	25.10%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of March 31, 2013 was R$4.0 billion (R$4.0 billion as of December 31, 2012). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms. On February 22, 2013, the Board of Directors approved the capital increase of R$1,885 by issuing 144,540 preferred shares, arising from the exercise of option to purchase shares granted under the Option Plan.

The Company shares as of March 31, 2013 are quoted, on the São Paulo Stock Exchange – BOVESPA, in the amount of R$11.80 each and US$5.95 each (R$12.90 and US$6.56 on December 31, 2012) in New York Stock Exchange – NYSE. The book value per share as of March 31, 2013 is R$2.41 (R$2.79 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

b)  Retained Earnings

Legal Reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

Reinvestment Reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, and is designated to be used to cover investments included in the capital budget, approved by the Board of Directors.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury Shares

During the three-month period ended on March 31, 2013, 250,000 preferred shares issued by the Company held in Treasury were disposed, amounting to R$3,048 with gain of R$187. As of March 31, 2013, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$25,331 (R$35,164 in shares with market value of R$30,918 as of December 31, 2012).

e)  Share-based Payments

As of March 31, 2013, the balance of share-based payments reserve was R$80,759. The Company recorded a share-based payment expense amounting to R$1,504 in the three-month period ended on March 31, 2013, with a corresponding expense in the statement of profit or loss and classified as personnel costs (R$3,750 as of March 31, 2012).

f)  Other Comphensive Income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects, until the expiration of the contracts. The balance as of March 31, 2013 corresponds to a net loss of R$61,594 (loss of R$20,582 as of March 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

26.                  Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)
	03/31/2013		03/31/2012
	Total	%	Total	%
Salaries (a)	(2,127)	(6.4)	(4,136)	(160.3)
Services Rendered	(257)	(0.8)	-	0.0
Depreciation and Amortization	-	0.0	(22)	(0.9)
Other Expenses	(2,471)	(7.5)	(5)	(0.2)
Gains with Sale-leaseback Transactions	37,792	114.7	6,743	261.4
	32,937	100.0	2,580	100.0

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as the plan of share-based compensation in the holding company.

	Consolidated (IFRS and BRGAAP)
	03/31/2013
	Cost of Services	Selling Expenses	Administrative Expenses	Other Operating Income	Total	%
Salaries	(235,120)	(16,065)	(35,714)	-	(286,899)	14.5
Fuel and Lubricants	(907,375)	-	-	-	(907,375)	45.8
Aircraft Rent	(154,441)	-	-	-	(154,441)	7.8
Aircraft Insurance	(5,124)	-	-	-	(5,124)	0.3
Maintenance Materials and Repairs	(93,082)	-	-	-	(93,082)	4.7
Traffic Servicing	(45,570)	(48,658)	(41,331)	-	(135,559)	6.8
Sales and Marketing	-	(90,123)	-	-	(90,123)	4.5
Tax and Landing Fees	(133,844)	-	-	-	(133,844)	6.8
Depreciation and Amortization	(94,137)	-	(16,788)	-	(110,925)	5.6
Other Income (Expenses), net	(87,929)	(7,415)	(12,880)	44,095	(64,129)	3.2
	(1,756,622)	(162,261)	(106,713)	44,095	(1,981,501)	100.0

	Consolidated (IFRS and BRGAAP)
	03/31/2012
	Cost of Services	Selling Expenses	Administrative Expenses	Other Operating Income	Total	%
Salaries	(345,796)	(21,798)	(39,733)	-	(407,327)	18.9
Fuel and Lubricants	(951,566)	-	-	-	(951,566)	44.1
Aircraft Rent	(141,682)	-	-	-	(141,682)	6.6
Aircraft Insurance	(7,947)	-	-	-	(7,947)	0.4
Maintenance Materials and Repairs	(61,246)	-	-	-	(61,246)	2.8
Traffic Servicing	(73,296)	(12,213)	(37,749)	-	(123,258)	5.7
Sales and Marketing	-	(92,909)	-	-	(92,909)	4.3
Tax and Landing Fees	(142,182)	-	-	-	(142,182)	6.6
Depreciation and Amortization	(100,416)	-	(18,566)	-	(118,982)	5.5
Other Income (Expenses), net	(96,744)	(13,618)	(8,088)	6,743	(111,707)	5.1
	(1,920,875)	(140,538)	(104,136)	6,743	(2,158,806)	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

27.               Sales Revenue

The net sales revenue has the following composition:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	03/31/2012
Passenger Transportation	1,970,633	1,991,222
Cargo Transportation and Other revenue	236,203	278,215
Gross Revenue	2,206,836	2,269,437
Related Taxes	(124,160)	(103,369)
Net Revenue	2,082,676	2,166,068

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

From January 1, 2013, the Federal Government through the MP 540/12, converted on law n. 12.546/11 determined that the contribution to the INSS on payroll should be calculated at the rate of 1% over the billing and, among the activities discharged, fall within this requirement the passenger revenue. For being a contribution that is now calculated over the billing, the Company has changed the INSS presentation to as a reduction of the gross revenue. This reclassification was performed prospectively from the date of Provisional Measure went into force.

Revenue by geographical segment is as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2013%		03/31/2012%
Domestic	1,877,505	90.1	2,007,667	92.7
International	205,171	9.9	158,401	7.3
Net Revenue	2,082,676	100.0	2,166,068	100.0

28.                  Financial Result

	Individual (BRGAAP and IFRS)		Consolidated (BRGAAP and IFRS)
Financial Income	03/31/2013	03/31/2012	03/31/2012	03/31/2012
Income from Derivatives	-	-	44,687	60,008
Income from Short-term Investments and Investment Funds	2,008	6,889	24,797	31,741
Monetary Variation	457	694	2,511	4,378
Other	3,770	3,936	3,135	7,705
	6,235	11,519	75,130	103,832
Financial expenses
Loss from Derivatives	-	-	(70,755)	(40,463)
Interest on Short and Long-term Debt	(35,629)	(29,560)	(120,830)	(114,605)
Bank Interest and Expenses	(465)	(669)	(26,538)	(21,714)
Monetary Variation	-	-	(851)	(4,639)
Other	(383)	(1,419)	(17,358)	(18,319)
	(36,477)	(31,648)	(236,332)	(199,740)

Foreign Exchange Changes, net	31,029	27,193	54,274	72,697

Total	787	7,064	(106,928)	(23,211)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

29.                  Information by Segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker to allocate resources  and evaluate the segments´ performance.

As a result of Smiles Program operations as an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been brokendown into two operating segments. The information of these segments presented to chief operating decision maker in order to allocate the resources and evaluate the segment performance emphasizes on the two types of services as below:

  Flight transportation segment
  Customer’s loyalty program segment

This note has not been presented with comparative figures for March 31, 2012 because the business model used by the Smiles Program until December 31, 2012 was an extension of the Flight transportation segment, for example, the costs of services provided were embeded and diluted in the operating costs of the Flight transportation segment. With the separation of the operations from January 1, 2013, operating agreements for sale tickets and purchase of miles were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. The information below presents the summarized financial position related to reportable segments for the period ended on March 31, 2013. The amounts provided to the chief operating decision maker related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

Assets and liabilities from operational segment:

	03/31/2013
	Fligh Transportation	Smiles Loyalty Program	Combined Information	Eliminations and Adjustments to Align Accounting Policies	Total Consolidated
Assets
Current	1,959,178	225,708	2,184,886	(97,345)	2,087,541
Noncurrent	6,880,926	1,676	6,882,602	3,514	6,886,116
Total Assets	8,840,104	227,384	9,067,488	(93,831)	8,973,657

Liabilities
Current	2,644,756	108,975	2,753,731	(87,463)	2,666,268
Noncurrent	5,547,801	88,436	5,636,237	2	5,636,239
Shareholder’s Equity	647,547	29,973	677,520	(6,370)	671,150
Total Liabilities and Shareholder’s Equity	8,840,104	227,384	9,067,488	(93,831)	8,973,657

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Income and expeses from operational segment:

	03/31/2013
	Fligh Transportation	Smiles Loyalty Program	CombinedInformation	Eliminations and Adjustments to Align Accounting Policies	Total Consolidated
Net Revenue
Passenger	1,902,293	-	1,902,293	3,814	1,906,107
Cargo and Other	162,182	-	162,182	(6,076)	156,106
Miles Redeemed Revenue	-	116,643	116,643	(96,180)	20,463

Costs	(1,789,378)	(56,240)	(1,845,618)	88,996	(1,756,622)
Net Income	275,097	60,403	335,500	(9,446)	326,054

Operating Income (Expenses)
Sales and Marketing	(153,038)	(9,223)	(162,261)	-	(162,261)
Administrative Expenses	(99,104)	(7,609)	(106,713)	-	(106,713)
Other Operating Revenue	44,164	(83)	44,081	14	44,095

Finance Result
Financial Expense	(236,305)	(39)	(236,344)	12	(236,332)
Financial Income	73,323	1,819	75,142	(12)	75,130
Exchange Rate Changes, net	54,274	-	54,274	-	54,274

Income (Loss) Before Income Tax and Social Contribution	(41,589)	45,268	3,679	(9,432)	(5,753)

Deferred Income Tax and Social Contribution	(57,305)	(15,439)	(72,744)	3,207	(69,537)

Total Income (Loss), net	(98,894)	29,829	(69,065)	(6,225)	(75,290)

On the individual financial statements of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the chief operating decision maker, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transfered to his suppliers the obligation to provide services or deliver products to its customers.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

However, as detailed in Note 2.2, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to comform the accounting practices of Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

30.                    Commitments

As of March 31, 2013 the Company had 150 firm orders with Boeing. These aircraft purchase commitments include estimates for the contractual price increase during the construction phase. The approximate amount of firm orders, not including the contractual discount is R$31,169,028 (corresponding to US$15,447,718 at the reporting date) and are segregated according to the following periods:

	03/31/2013	12/31/2012
2013	1,830,041	2,690,803
2014	2,700,429	2,740,256
2015	2,682,504	2,722,067
2016	2,780,643	2,821,653
After 2016	21,175,411	21,487,711
	31,169,028	32,462,490

As of March 31, 2013, in addition to the firm orders mentioned above, the Company has commitments in the amount of R$3,884,779 (corresponding to US$1,929,079 at the reporting date), related to advances for aircraft purchases  to be disbursed in accordance with the following schedule:

	03/31/2013	12/31/2012
2013	176,613	283,693
2014	383,392	389,047
2015	438,454	444,920
2016	144,574	146,706
After 2016	2,741,746	2,782,181
	3,884,779	4,046,547

The installments financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

As of March 31, 2013, the total leased fleet was comprised of 133 aircrafts, of which 88 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase options. During the period ended on March 31, 2013, the Company received 5 aircraft based on operating lease contracts. There was no aircraft return during the period.

a)        Operating Leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	03/31/2013	12/31/2012
2013	449,433	720,708
2014	440,626	520,677
2015	316,043	358,766
2016	264,776	292,357
After 2016	1,152,133	1,141,234
Total Minimum Lease Payments	2,623,011	3,033,742

b)    Sale-leaseback Transactions

As of March 31, 2013, the Company recognized R$7,564 and R$6,476, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$8,367 as of December 31, 2012), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc in 2006, related to 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$33,112, as ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$35,456 as of December 31, 2012), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc of nine aircraft. During the years 2007, 2008 and 2009, these losses were deferred and are being amortized proportionally to the payments of the operational lease agreements over the contractual term of 120 months.

Additionally, during the three-month period ended on March 31, 2013, the Company recorded a gain of R$37,791 directly in profit and loss. This gain results from five aircraft received during the quarter that were subject to sale-leaseback transactions and resulted in operating leases. Given that the calculation of gains and losses on sale-leaseback will not be offset against future lease payments and the sale-leasebacks were all negotiated at fair value, the gains were recognized in profit or loss.

31.                  Financial Instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts in the oil, U.S. Dollar and interest markets.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are contracted with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of March 31, 2013 and December 31, 2012 is as follows:

	Measured at Fair Value Through Profit and Loss		Measured at Amortized Cost (a)
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Assets
Cash and Cash Equivalents	865,973	775,551	-	-
Short-term Investments (c)	533,981	585,028	-	-
Restricted Cash	219,726	224,524	-	-
Derivatives Operation Assets (b)	12,734	10,696	-	-
Accounts Receivable	-	-	359,776	325,665
Deposits	-	-	498,513	500,379
Other Credits	-	-	35,513	74,359
Prepayment of Hedge Premium	-	-	-	-

Liabilities
Loans and Financing	-	-	5,346,852	5,191,175
Suppliers	-	-	530,442	480,185
Derivatives Obligation (b)	36,018	56,752	-	-

(a)      The fair value are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 19.

(b)     The company has registered in March 31, 2013 the amount net of tax of R$61,594 (R$68,582 on December 31, 2012) in equity as equity valuation in return of these assets and liabilities.

(c)      The Company manages its investments as held for trading to pay its operational expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

On March 31, 2013 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel Price Risk

As of March 31, 2013, fuel expenses accounted for 45.6% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the company and its subsidiaries employ derivative financial instruments referenced mainly crude oil and, eventually, to their derivatives; are also contracted, directly with the local supplier, future fuel deliveries of aircraft to predetermined prices.

b)  Exchange Rate Risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. Dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar, etc..

To mitigate the risk of exchange rate, the company and its subsidiaries employ derivative financial instruments that are referenced to the U.S Dollar.

The currency exposure of the company in March 31, 2013 and December 31, 2012 are shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

	Individual		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	03/31/2012	12/31/2012	03/31/2012	12/31/2012
Assets
Cash and Short-term Investments	81,244	181,941	597,896	371,360
Deposits	-	-	498,513	556,582
Hedge Premium	-	-	-	-
Prepaid Expenses with Leases	-	-	15,637	15,291
Related Parties Transaction	504,844	534,262	-	-
Others	-	-	5,091	4,384
Total Assets	586,088	716,203	1,117,137	947,617
Liabilities
Foreign Suppliers	-	-	33,303	23,876
Short and Long-term Debt	1,484,647	1,511,709	1,929,477	1,584,897
Finance Leases Payable	-	-	1,974,651	2,052,540
Other Leases Payable	-	-	35,290	35,845
Provision for Aircraft Return	-	-	295,422	312,411
Related Parties	398,246	493,918	-	-
Total Liabilities	1,882,893	2,005,627	4,268,143	4,009,569
Exchange Exposure in R$	1,296,805	1,289,424	3,151,006	3,061,952

Obligations not Recognized in Balance Sheet
Future Obligations resulting from Operating Leases	3,884,779	4,046,547	3,884,779	4,046,547
Future Obligations resulting from Firm Aircraft Orders	31,169,028	32,462,490	31,169,028	32,462,490
Total	35,053,807	36,509,037	35,053,807	36,509,037

Total Exchange Exposure R$	36,350,612	37,798,461	38,204,813	39,570,989
Total Exchange Exposure US$	18,050,756	18,496,922	18,917,503	19,364,321
Exchange Rate (R$/US$)	2.0138	2.0435	2.0138	2.0435

c) Interest Rate Risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor and local debt.

To mitigate the interest rate risk, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit Risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity Risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of March 31, 2013, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 21 days and of financial debt, excluding perpetual bonds, was 4.8 years.

f)  Capital Management

The table below shows the financial leverage rate as of March 31, 2013 and December 31, 2012:

	Consolidated (IFRS and BRGAAP)
	03/31/2013	12/31/2012
Shareholder’s Equity	671,150	732,828
Cash and Cash Equivalents	(865,973)	(775,551)
Restricted Cash	(219,726)	(224,524)
Short-term Investments	(533,981)	(585,028)
Short- and Long-term Bebts	5,346,852	5,191,175
Net Debt (a)	3,727,172	3,606,072
Total Capital (b)	4,398,322	4,338,900
Leverage Ratio (a)/(b)	85%	83%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

Derivative Financial Instruments

The derivative financial instruments were recognized in the following balance sheet line items:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Movement of Assets and Liabilities	Fuel	Foreign Currency	Interest Rate

Asset (Liability) in December 31, 2012	12,864	-	(54,749)
Fair Value Variations:
Gains (Losses) Recognized on Results	5,021	(27,689)	(7,684)
Gains (Losses) Recognized in Other Comprehensive Income	1,412	-	4,853
Payments (Cash Receipts) During Exercise	(6,539)	30,717	19,780
Asset (Liability) in March 31, 2013 (*)	12,758	3,028	(37,800)

Movement of Other Comprehensive Results	Fuel	Foreign Currency	Interest Rate	Total

Balance in December 31, 2012	1,389	-	(69,971)	(68,582)
Fair Value Adjustments During the Period	1,412	-	4,853	6,265
Recycled to Profit or Loss (b)	(326)	-	4,648	4,322
Tax Effect	(369)	-	(3,230)	(3,599)
Balance in March 31, 2013	2,106	-	(63,700)	(61,594)

Effects on Result (a+b)	4,695	(27,689)	(3,036)	(26,030)

Operational Income	38	-	-	38
Financial Income (Expense)	4,657	(27,689)	(3,036)	(26,068)

* Classified as "Rights with derivative operations" If the amount results as an asset or "Obligation with derivative operations " If the amount results as a liability. Includes R$1,270 (R$ 3,052 of assets and R$ 1.782 of liabilities) related to hedges held in an exclusive fund.

The Company and its subsidiaries adopt hedge accounting. On March 31, 2013, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of Derivatives Financial Instruments

i. Cash Flow Hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

ii. Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of Hedged Item

a)   Fuel Hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of March 31, 2013, the company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as cash flow hedge accounting of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing Balance on:	03/31/2013	12/31/2012
Fair Value at End of the Period (R$)	12,758	12,864
Volume Hedged for Future Periods (Thousand Barrels)	1,738	1,849
Volume Engaged for Future Periods (Thousand Barrels)	2,780	2,958
Gains (Losses) with Hedge Effectiveness Recognized in Shareholders’ Equity, net of Taxes (R$)	2,106	1,389

Period Ended on:	2013	2012
Hedge Gains Recognized in Operating Costs (R$)	38	3,255
Hedge Gains Recognized in Financial Income (Expenses)(R$)	4,657	8,543
Total Earnings (R$)	4,695	11,798

	2T13	3T13	4T13	1T14	Total 12M	2T14 - 1T15
Percentage of Fuel Exposure Hedged	25%	6%	6%	7%	11%	5%
Notional Amount in Barrels (Thousands)	986	270	280	312	1.848	932
Future rate Agreed per Barrel (US$) *	109.92	106.63	105.63	104.37	107.86	103.78
Total in Brazilian Reais **	218,267	57,979	59,562	65,577	401,385	194,789

* Weighted average between call strikes.

** The exchange rate as of 03/31/13 was R$2.0138/US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

b)        Foreign Exchange Hedge

As of March 31, 2013, the company and its subsidiaries have derivative contracts for the future of the U.S. Dollar to foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on March 31, 2013 and December 31, 2012, are presented below:

	03/31/2013	12/31/2012
Fair Value at the End of Period (R$)	3,028	-
Volume Hedged for Future Periods (US$)	300,250	368,250

Period Ended on:	2013	2012
Losses (Gains) Recognized in Financial (Income) Expenses (R$)	(27,689)	51,189

	2T13	3T13	4T13	1T14	Total 12M
Percentage of Cash Flow Exposure	20%	14%	13%	0%	11%
Notional Amount (US$)	121,750	89,500	89,000	-	300,250
Future Rate Agreed (R$)	2,0221	2,0043	2,0212	-	2,0165
Total in Brazilian Reais	246,196	179,382	179,887	-	605,465

Since March, 2012 the Company and its subsidiaries do not have currency swaps (USD x CDI). The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2013	2012
Gains (Losses) Recognized in Financial Income (Expenses)	-	(4,211)

c)        Interest Rate Hedges

As of March 31, 2013, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The following is a summary interest rate derivative contracts designated as Libor cash flow hedges:

Closing Balance at:	03/31/2013	12/31/2012
Fair Value at the End of the Period (R$)	(19.586)	(56.752)
Nominal Value at the End of the Period (US$)	139,542	278,058
Hedge Losses Recognized in Shareholders’ Equity, net of Taxes (R$)	(63,700)	(69,971)

Period Ended on:	2013	2012
Losses Recognized in Financial Expenses (R$)	(4,648)	(7,065)

As of March 31, 2013 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Closing Balance at:	03/31/2013	12/31/2012
Fair Value at the End of the Period (R$)	(1,782)	2,003
Nominal Value at the End of the Period (US$)	86,000	82,100

Period Ended on:	2013	2012
Gain (Loss) Recognized in Financial Expense (Income) (R$)	1,612	1,879

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of March 31, 2013 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as active exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Consolidated

I) Fuel Risk Fator

As of March 31, 2013, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 2,780 thousand barrels, maturing from April, 2013 to December 2014.

Risk	Exposed Values	Remote Adverse Scenario	Possible Adverse Scenario	Probable Scenario
		-50%	-25%
Drop in the Oil Prices	12,864	(197,558)	(88,559)	-

	Brent	US$ 55.56/bbl	US$ 83.33/bbl	US$ 110.02/bbl
	WTI	US$ 48.62/bbl	US$ 72.92/bbl	US$ 91.82/bbl

II) Foreign Exchange Risk Factor

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

As of March 31, 2013, the company holds Dollar derivative contracts on a notional value of US$300,250 with salaries in April and May, 2013, and a passive currency exposure net of US$1,564,707. On this date, the Company adopted the closing exchange rate of R$2.0138/US$ as likely scenario, and obtained an impact resulting from the variation of 25% and 50% over the prevailing rate, as shown below:

Instruments	Risk	Exposed Amounts as of	-50%	-25%	+25%	+50%
			R$ 1.0069/USD	R$ 1.5104/USD	R$ 2.5173/USD	R$ 3.0207/USD
Liabilities, net	Dollar	(3,151,006)	1,575,503	787,752	(787,752)	(1,575,503)
Derivative	Appreciation	3,028	(378,126)	(189,063)	189,063	378,126
		(3,147,978)	1,197,377	598,688	(598,688)	(1,197,377)

III) Interest Risk Factor

As of March 31, 2013, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on quarterly interest of the exposed values as of March 31, 2013, arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Short-term Financial Investments	Decrease in the CDI	(570,479)	-	(1,516)	(3,032)
Derivative	Decrease in the Libor	(21,368)	-	(15,067)	(30,134)
Debt and Finance Lease	Increase in the Libor	(324,483)	-	(631)	(1,262)
Short and Long-term Debt	Increase TJLP	(50,263)	-	(309)	(619)
Short and Long-term Debt	Increase IPCA	(26,971)	-	(69)	(138)

Parent Company

I) Foreign Exchange Risk

As of March 31, 2013, the Company has a currency exposure of US$643,959.

Instrument	Risk	Exposed Values	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario
				25%	50%
Liabilities, net	Dollar Appreciation	(1,296,805)	-	(324,201)	(648,403)

		Dollar	2.0138	2.5173	3.0207

IFRS

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at March 31, 2013 and December 31, 2012, based on the scenarios described above:

Fuel:	Position as of March 31, 2013		Position as of December 31, 2012
Increase/(Decrease) in Fuel Prices (Percentage)	Effect on Income Before Tax (R$ million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	(89)	(53)	(368)	(217)
(10)	89	35	368	240

Foreign Exchange - USD:	Position as of March 31, 2013		Position as of December 31, 2012
Appreciation/ (Devaluation) of USD/R$ (Percentage)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	(115)	(76)	(479)	(316)
(10)	115	76	479	316

Interest Rate - Libor:	Position as of March 31, 2013		Position as of December 31, 2012
Increase/(Decrease) in Libor (Percentage)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	(0)	4	(1)	5
(10)	0	(4)	1	(5)

Measurement of the Fair Value of Financial Instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

a)                       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)                      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)                       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2013:

Financial Instrument	Book Value 03/31/2013	Other Significant Observable Factors (Level 2)

Cash Equivalents	449,312	449,312
Short-term Investments	533,981	533,981
Restricted Cash	219,726	219,726
Liabilities from Derivative Transactions	36,018	36,018
Rights on Derivative Transactions	12,374	12,374

32.          Non-cash Transactions

As of March 31, 2013, the Company and its subsidiaries increased their property, plant and equipment in the amount of R$7,246, which R$6,099 from this value is related to provision for aircraft return, that did not affect its cash over the period.

33.        Insurance

As of March 31, 2013, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In BR Reais	In U.S. Dollar
Guarantee – Hull/War	9,357,234	4,646,556
Civil Liability per Event/Aircraft (*)	1,510,350	750,000
Inventories (Base and Transit) (*)	281,932	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2013

The Individual and Consolidated Interim Financial Information as of March 31, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 13, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

34.        Subsequent Events

a) Anticipated Miles  Sales Agreement

The Company concluded, on April 8, 2013, the sales of miles in advance of its subsidiary Smiles S.A. to Banco Bradesco S.A., Banco do Brasil S.A. and Santander S.A. in the amount of R$400,000. The advances of Banco do Brasil and Bradesco in amount of approximately R$324,000 were received by Smiles on April 30, 2013. The advance from Santander in the amount of R$76,000 was received on May 02, 2013.

b) Reverse Shares Split - Smiles

The Company, through the General Extraordinary Meeting of Smiles S.A., approved on April 3, 2013 a reverse split at a ratio of 2.5 (two point five) shares per 1 (one) share of Smiles S.A., totaling 70,000,000 million shares, which will be distributed between the shareholders on the same proportion previously held by each shareholder.

c) IPO Smiles

On December 21, 2012, the Company approved the segregation of the activities related to the Smiles loyalty program, (“Smiles Program”), which started to be conducted by Smiles S.A., a recently incorporated subsidiary as of January 1, 2013. On April 25, 2013, the process of collection of investment intentions related to the Smiles’ public offering of primary shares was completed. The price per share was set at R$21.70 and were issued 52,173,912 new common shares from Smiles, in a total amount of R$1,132,174.

The net funds obtained after the deduction of the commissions and offering expenses, represent approximately R$953,600, and will be used by the Company to advance purchase airline tickets from our subsidiary VRG Linhas Aéreas S.A., at a discount rate over the ticket cost of 140% to 150% of CDI.

d) General Atlantic Investment Agreement

On April 5, 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. to provide funds to Smiles S.A.. Under this agreement, the “G.A. Smiles Participações S.A.,” an affiliate of General Atlantic, purchased in the context of Smiles’ IPO, a number of common shares equivalent to R$400.000, which represents 15.8% of Smiles total capital. This investment is included in the total amount of R$1,006,377 mentioned in note 34c. Additionally, the Company granted a stock option of Smiles S.A. issued shares, which allows General Atlantic the secondary purchase of the shares from Smiles S.A. held by the Company. The option is exercisable from May 2, 2013 for a period of 12 months, and the number of shares is equivalent to 20% of the investment. The exercise price is R$21.70, adjusted based on the DI tax rate variation, until the date of the option exercise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.